SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BALLY TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

BALLY TECHNOLOGIES, INC.

(Names of Filing Persons (Offeror))

Common Stock, $0.10 par value
(Title of Class of Securities)

05874B107
(CUSIP Number of Class of Securities)

Mark Lerner
Senior Vice President, General Counsel and Secretary

6601 S. Bermuda Rd.

Las Vegas, Nevada 89119-3605

(702) 584-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey Le Sage, Esq.

James J. Moloney, Esq.
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197
Telephone: (213) 229-7000

Calculation of Filing Fee

Transaction Valuation* ___________________________ $400,000,000	Amount of Filing Fee** ___________________________ $46,440

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $400,000,000 in aggregate of up to 11,594,203 shares of common stock, $0.10 par value, at the minimum tender offer price of $34.50 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2011, equals $116.10 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $46,440 Form or Registration No.: Schedule TO-I	Filing Party: Bally Technologies, Inc. Date Filed: April 8, 2011
☐		Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐		third-party tender offer subject to Rule 14d-1.
☒		issuer tender offer subject to Rule 13e-4.
☐		going-private transaction subject to Rule 13e-3.
☐		amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐		Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐		Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2011, as amended and supplemented by Amendment No. 1 filed with the SEC on April 18, 2011 (the “Schedule TO”), and relates to the offer by Bally Technologies, Inc., a Nevada corporation (“Bally” or the “Company”), to purchase up to $400 million in value of shares of its common stock, $0.10 par value per share (the “Shares”), at a price not greater than $40.00 nor less than $34.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which together, as amended, constitute the “Offer”).

All information in the Offer is expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.     Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On May 9, 2011, Bally issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, May 6, 2011.  A copy of such press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

Item 12.     Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(iii)                                                   Press Release, dated May 9, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

BALLY TECHNOLOGIES, INC.

/s/ Neil P. Davidson
Neil P. Davidson
Senior Vice President, Chief Financial Officer and Treasurer

Date: May 9, 2011

Index to Exhibits

Exhibit Number --------------------	Description --------------

(a)(1)(i)	Offer to Purchase, dated April 8, 2011.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(i)	Press Release, dated April 7, 2011.*

(a)(5)(ii)	Summary Advertisement, dated April 8, 2011.*

(a)(5)(iii)	Press Release, dated May 9, 2011.

(b)(1)

Commitment Letter, dated as of March 17, 2011, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Union Bank, N.A.*

(b)(2)

Amended and Restated Credit Agreement, dated as of April 15, 2011 among Bally Technologies, Inc., America, N.A. as Administrative Agent, Wells Fargo Bank, National Association and Union Bank, N.A., as Syndication Agents, JPMorgan Chase Bank, N.A., KeyBank National Association and U.S. Bank National Association, as Documentation Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, and Union Bank, N.A., as Joint Lead Arrangers and Joint Book Managers and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc. filed with the SEC on April 18, 2011).

(d)(1)

Alliance Gaming Corporation 1996 Long Term Incentive Plan, filed on August 21, 1997 with the Registration Statement on Form S-8 (File No. 333-34077) of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(2)

Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on May 3, 2010 as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(3)

Amendment to the Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on December 10, 2010 as Exhibit 99.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(4)

Bally Technologies, Inc. Employee Stock Purchase Plan, filed on March 11, 2008 as Exhibit 4.8 to the Registration Statement on Form S-8 (File No. 333-149637) of Bally Technologies, Inc., and incorporated herein by reference.

(d)(5)

Form of Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on December 30, 2005 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(6)

Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on December 30, 2005 as Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(7)

Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan dated June 13, 2005, filed on December 30, 2005 as Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(8)

Form of Notice of Grant of Stock Options and Option Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(9)

Form of Notice of Grant of Award of Restricted Stock and Award Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(10)

Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on December 30, 2005 as Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(11)

Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on December 30, 2005 as Exhibit 10.6 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(12)

Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of October 27, 2004, filed on December 30, 2005 as Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(13)

Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of December 22, 2004, filed on December 30, 2005 as Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(14)

Employment Agreement between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on August 26, 2010 as Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(15)

Amendment dated December 22, 2004, to the Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(16)

Second Amendment to Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, effective as of June 13, 2005, filed on December 30, 2005 as Exhibit 10.24 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(17)

Form of Third Amendment to Haddrill Employment Agreement dated June 20, 2006, by and between Bally Technologies, Inc. and Richard Haddrill, filed on June 22, 2006 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(18)

Form of Fourth Amendment to Haddrill Employment Agreement dated February 13, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on February 14, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(19)

Fifth Amendment to Haddrill Employment Agreement dated October 22, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on October 28, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(20)

Sixth Amendment to Haddrill Employment Agreement dated December 30, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(21)

Seventh Amendment to Haddrill Employment Agreement dated August 10, 2009, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(22)

Form of Eighth Amendment to Haddrill Employment Agreement dated December 22, 2010, by and between the Company and Richard Haddrill, filed on December 27, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(23)

Letter Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Neil Davidson, filed on August 17, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(d)(24)

Executive Employment Agreement dated March 9, 2005 by and between Alliance Gaming Corporation and Ramesh Srinivasan, filed on December 30, 2005 as Exhibit 10.31 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.

(d)(25)

Separation and Services Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Robert C. Caller, filed on August 17, 2010 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed on Schedule TO dated April 8, 2011.